1021 West Hastings Street

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Austin Gold Corp. Drilling Programs

September 12, 2022

Highlights

- AUST has drilled four holes at Kelly Creek, waiting for assays;

- AUST is permitting the Fourmile Basin project for drilling, expecting to drill this autumn or early winter;

- AUST is permitting the Stockade Mountain project for a drilling program designed to test for high-grade vein deposits formed deeper in the hydrothermal system;

- AUST is fully funded for the planned exploration programs discussed herein.

Drill Rig at Kelly Creek

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) is pleased to announce that it has drilled four rotary-reverse circulation holes totalling 1062 m (3485 ft) at its Kelly Creek project, Humboldt County, Nevada.

The holes targeted anomalous gold values in shallow historical drill holes in an area of thin Quaternary alluvium cover.  All holes intersected rocks that may host gold mineralization similar to the deposits at the nearby Marigold and Lone Tree mines.

The Company is waiting for assay results.

Austin Gold is also permitting two of its other projects for drilling programs.

At Fourmile Basin, Nye County, Nevada, the permitting process with the United States Forest Service on the northern part of the property for drill road and site construction is ongoing.  In the southern part of the property, Austin will soon submit a permit application with the Bureau of Land Management (BLM) for access and drilling.  Permitting with the BLM can be quicker than with the Forest Service, and Austin expects to have this permit within one to two months.  Subject to drill rig availability, Austin plans to drill on the BLM land this autumn or early winter.

At Stockade Mountain, Malheur County, Oregon, Austin is permitting with the BLM and State of Oregon a drilling program designed to test beneath the known high-level gold/silver-bearing stockworks mineralization for high-grade vein deposits formed deeper in the hydrothermal system.  Receipt of the necessary permits is expected within one to two months.

Bob Hatch and Dennis Higgs at Stockade Mountain

Austin Gold Corp. is fully funded for the planned exploration programs discussed above, having completed its initial public offering in May, 2022.

Qualified person

Robert M. Hatch, SME Registered Geologist, has reviewed and approved the technical information contained in this news release. Mr. Hatch is a qualified person as defined in National Instrument 43-101.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin Gold has four projects in Nevada, located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County (Kelly Creek Project), the Independence-Jerritt Canyon gold trend in Elko County (Lone Mountain Project), the Carlin gold trend in Elko County (Miller Project), and in Nye County, situated in Oligocene volcanic rocks that are roughly the same age as those that host the large Round Mountain gold deposit (Fourmile Basin Project). Collectively, these Nevada properties comprise 136.3 km2 of unpatented and patented mining claims and mineral tenure. In Oregon, the Stockade Mountain Project consists of approximately 27.5 km2 of unpatented mining claims situated in the same geological environment as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Investor Contact:

Darcy A. Higgs, Corporate Secretary

604-644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbours created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Kelly Creek project, the Fourmile Basin project, and the Stockade Mountain Property, including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.